SMART Computershare 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

SMWQ 000001 SAM SAMPLE 123 SAMPLES STREET Security Class CLASS B SHARES SAMPLETOWN SS X9X X9X Holder Account Number

CANADA C9999999999 IND Fold

Form of Proxy - Annual General and Special Meeting to be held on August 8, 2013

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Fold

Proxies submitted must be received by 1:00 am, Pacific Time, on August 6, 2013.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

Go to the following web site: www.investorvote.com

Smartphone?

Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER 23456 78901 23456

SMWQ_PRX2_171989/000001/000001/i

SAM SAMPLE

C9999999999

IND C03

Appointment of Proxyholder

I/We, being holder(s) of SMART Technologies Inc. (the "Corporation") hereby appoint: David Martin, Chairman, or failing him, **Neil Gaydon,** President & CEO

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of **SMART Technologies Inc.** to be held at the offices of the Corporation located at 3636 Research Road NW, Calgary, Alberta T2L 1Y1 on Thursday, August 8, 2013 at 9:00 AM (Mountain time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. **Fix the Number of Directors -** To fix the number of directors to be elected at six (6).	☐	☐

2. **Election of Directors**

	For	Withhold		For	Withhold		For	Withhold
01. David Martin	☐	☐	02. Nancy Knowlton	☐	☐	03. Salim Nathoo	☐	☐
04. Neil Gaydon	☐	☐	05. Michael J. Mueller	☐	☐	06. Robert C. Hagerty	☐	☐

Fold

	For	Withhold
3. **Appointment of Auditors -** To appoint **KPMG LLP,** Chartered Accountants as the auditors of the Corporation for the ensuing year and to authorize the directors of the Corporation to determine the remuneration to be paid to the auditors.	☐	☐

	For	Against
4. **Amendment to Equity Incentive Plan -** To consider and, if deemed appropriate, approve an ordinary resolution to approve an amendment to the Corporation's equity incentive plan allowing the granting of awards equal to twelve percent (12%) of the Corporation's issued and outstanding shares and to approve all unallocated awards under the Corporation's equity incentive plan as further described in the accompanying management information circular and proxy statement dated June 25, 2013 (the "Information Circular").	☐	☐

	For	Against
5. **Amendment to the By-Laws -** To amend the by-laws of the Corporation as further described in the Information Circular.	☐	☐

Fold

To transact such other business as may properly come before the Meeting. Information relating to matters to be acted upon by the Shareholders at the Meeting is set forth in the accompanying Information Circular.

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

99999 171989 1PDI AR2 SMWQ

SMART Computershare 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

SMWQ 000002 SAM SAMPLE 123 SAMPLES STREET Security Class CLASS B SHARES SAMPLETOWN SS X9X X9X AUSTRALIA Holder Account Number C9999999999 IND Fold

Form of Proxy - Annual General and Special Meeting to be held on August 8, 2013

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Fold

Proxies submitted must be received by 1:00 am, Pacific Time, on August 6, 2013.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

Call the number listed BELOW from a touch tone telephone.

312-588-4290 Direct Dial

To Vote Using the Internet

Go to the following web site: www.investorvote.com

Smartphone?

Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER 23456 78901 23456

SMWQ_PRX2_171989/000002/000002/i

SAM SAMPLE

C9999999999

IND C03

Appointment of Proxyholder

I/We, being holder(s) of SMART Technologies Inc. (the "Corporation") hereby appoint: David Martin, Chairman, or failing him, **Neil Gaydon,** President & CEO

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of **SMART Technologies Inc.** to be held at the offices of the Corporation located at 3636 Research Road NW, Calgary, Alberta T2L 1Y1 on Thursday, August 8, 2013 at 9:00 AM (Mountain time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. **Fix the Number of Directors -** To fix the number of directors to be elected at six (6).	☐	☐

2. **Election of Directors**

	For	Withhold		For	Withhold		For	Withhold
01. David Martin	☐	☐	02. Nancy Knowlton	☐	☐	03. Salim Nathoo	☐	☐
04. Neil Gaydon	☐	☐	05. Michael J. Mueller	☐	☐	06. Robert C. Hagerty	☐	☐

Fold

	For	Withhold
3. **Appointment of Auditors -** To appoint **KPMG LLP,** Chartered Accountants as the auditors of the Corporation for the ensuing year and to authorize the directors of the Corporation to determine the remuneration to be paid to the auditors.	☐	☐

	For	Against
4. **Amendment to Equity Incentive Plan -** To consider and, if deemed appropriate, approve an ordinary resolution to approve an amendment to the Corporation's equity incentive plan allowing the granting of awards equal to twelve percent (12%) of the Corporation's issued and outstanding shares and to approve all unallocated awards under the Corporation's equity incentive plan as further described in the accompanying management information circular and proxy statement dated June 25, 2013 (the "Information Circular").	☐	☐

	For	Against
5. **Amendment to the By-Laws -** To amend the by-laws of the Corporation as further described in the Information Circular.	☐	☐

To transact such other business as may properly come before the Meeting. Information relating to matters to be acted upon by the Shareholders at the Meeting is set forth in the accompanying Information Circular.

Fold

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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